Exhibit 6.7

Lost Sierra Group Agreement 11-06-2020

CONSULTING AGREEMENT

This Agreement, dated November 6, 2020 by and between Lost Sierra Group, LLC dba Ronin Fermentation Project, hereafter referred to as (the “RFP”) and BrewBilt Manufacturing Inc., hereinafter referred to as (the “Company”); and collectively, RFP and Company may also be referred to as the “Parties”.

RECITALS

A. Whereas: The RFP consultant has extensive experience in the Craft Beer Brewing & Beverage Industry as a brewer, brewery owner and consultant to the Industry on both a domestic and international basis.

B. Whereas: The Company desires to hire the RFP consultant as a commissioned outside contractor for the sales and marketing of its products.

C. Whereas: Both parties have reviewed this Agreement and mutually agree to enter into this Agreement under the following terms and conditions;

AGREEMENT

Term of Agreement: The term of this Agreement is for three years and commences on November 6, 2020 and expires on November 5, 2023. This Agreement may be extended upon the mutual agreement of both parties 30-days prior to termination.

This Agreement is expressly “at will” and may be terminated by either party with or without cause with a 30-day notice.

Upon termination, RFP may have qualified, unpaid, and active sales commissions in process, and/or pending customer orders. Therefore, during the 12-month period following the effective termination date, RFP is eligible to receive commissions pursuant to the terms of this agreement on any pending sales that the RFP consultant generated prior to termination. Upon completion of this 12-month period following the effective termination date, RFP will no longer be eligible to receive any commissions as stated herein.

Scope of Work: Both parties acknowledge the following Scope of Work:

●	Personally pursue new customers for the company.

●	Assist in closing other new or existing customers.

●	Create & implement the BrewBilt “Brewing School” to be conducted at RFP’s facility.

●	Represent the Company at a customer’s location to oversee system installation & facilitate startup.

●	Become the Company’s “brewery expert” to consult with customers on technical and brewing issues.

●	Evaluate potential new domestic and international markets.

●	Maintain current customer trends and future product requirements.

●	Maintain improved equipment/system designs.

●	Assist with advertising content and in the creation of product support documentation.

●	Create Standard Operating Procedures for the Company.

Lost Sierra Group Agreement 11-06-2020

Sales Commission: The Company will pay RFP a five percent (5%) sales commission on each sale generated and closed by the RFP consultant, and qualified by the Company. The commission will be paid within 7 days after receipt of the total amount due under the purchase order from the customer to the Company.

Install & Training Per Diem: In addition to any earned sales commissions, the Company will pay the RFP consultant Daily Per Diem of ($1,500.00), inclusive of travel days and approved business expenses upon authorization from the Company for any customer installations and training.

Hourly-Rate Assignments: In addition to any earned sales commissions, the Company will pay the RFP an hourly rate of $200 for assignments approved by the Company inclusive of, but not limited to, assisting in communicating with existing and potential customers regarding brewery related technical matters.

Training Fees: RFP has agreed to allow the Company to utilize the Ronin Fermentation Project as a brewery learning facility for existing and potential customers of the Company. The Company holds the right to market this learning program under the Company’s name. The Company will pay RFP $5000 per person to attend a course designed by the RFP consultant and approved by the Company. The Customer is responsible for costs associated with travel, lodging and meals.

Stock Bonus: BrewBilt will award RFP a stock bonus of BrewBilt Preferred A Stock worth an aggregate of Fifty Thousand dollars ($50,000.00) upon a fully documented, contracted sale initiated by RFP of BrewBilt equipment with the required deposit wire transferred to BrewBilt, or prior to the first class of the BrewBilt Brewing School, whichever may occur first.

Purchase of BrewBilt Equipment at Cost: BrewBilt will manufacture and deliver to RFP brewing equipment outlined in Invoice # 0000827, dated 9/25/2020 at BrewBilt’s fabrication cost of $77,141.15. This purchase will be further detailed in the Sales/Manufacturing Agreement between RFP and BrewBilt.

Payment Terms of Invoice #0000827: RFP will pay BrewBilt the total amount of Invoice # 0000827 by having BrewBilt credit against that Invoice all amounts invoiced by RFP and approved by BrewBilt for RFP’s hourly, daily, brewing school and sales commission compensation until the amount of $77,141.15 is paid in full. RFP may prepay all or any portion of the credit at any time prior to maturity, without premium or penalty.

If within thirty-six (36) months from the date of this Agreement, RFP has not received compensation credits from BrewBilt to totally fulfill the amount due on Invoice #0000827, then on the thirty-seventh month, RFP will be invoiced for the outstanding amount due BrewBilt which RFP will pay within 30 days from date of the final invoice.

Expenses: Other than the Company support with digital and print marketing tools, support staff and per diem expenses; RFP is responsible for all other expenses relative to this Agreement.

Confidentiality: The provisions of this Agreement are confidential and private and are not to be disclosed to outside parties (except on a reasonable need to know basis only) without the express, advance written consent of all parties hereto or by order of a court of competent jurisdiction. RFP agrees and acknowledges that during the term of this Agreement while in the performance of various duties and responsibilities, RFP will come into possession or have knowledge of information of a confidential nature of the Company. Such confidential and/or proprietary information includes, but is not limited to the following: its employees, agents, sub-contractors, suppliers; corporate and financial information; banking and investor information; customers and information regarding others in contact with the Company. RFP represents and warrants to not divulge confidential or proprietary information of the Company to anyone or anything without the advance, express written or verbal consent of the Company, and further will not use any proprietary information of the Company for his or anyone else’s gain or advantage during and after the term of this Agreement. All registered sales contacts made by the RFP are the property of the Company.

Further Representations and Warranties: RFP represents to perform any/all duties and functions in a timely, competent and professional manner, and will be fair in any/all dealings with the Company and will not knowingly do anything to negatively affect the business interests of the Company.

Survival of Warranties and Representations: The parties agree that all warranties and representations of the parties survive for an additional three years after the termination of this Agreement by both parties.

Lost Sierra Group Agreement 11-06-2020

Indemnification: Any party, when an offending party, agrees to indemnify and hold harmless the other non-offending parties from any claim of damage of any party or non-party arising out of any act or omission of the offending party arising from this Agreement.

Notices: All notices required or permitted hereunder shall be in writing and shall be deemed given and received when delivered in person or sent by confirmed facsimile, or five (5) business days after being deposited in the United States mail, postage prepaid, return receipt requested, addressed to the applicable party as the address as follows:

The Company:

BrewBilt Manufacturing Inc.

110 Spring Hill Drive #10

Grass Valley, CA 95945

The RFP:

Ronin Fermentation Project

PO Box 1645

Graeagle, CA 96103

Assignment: This Agreement is not assignable without the written permission of both the Company and RFP.

Amendment: This Agreement is the full and complete, integrated Agreement of the parties, merging and superseding all previous written and/or oral agreements and representations between and among the parties, and is only amendable in writing upon the agreement of all concerned parties.

Enforcement: If the parties cannot settle a dispute between them in a timely fashion, either party may file for arbitration within Nevada County in the State of California. Arbitration shall be governed by the rules of the American Arbitration Association. The arbitrator(s) may award reasonable attorney’s fees and costs to the prevailing party. Either party may apply for injunctive relief or enforcement of an arbitration decision in a court of competent jurisdiction within Nevada County in the State of California.

Counterparts: This Agreement may be executed in counterparts each of which shall be deemed an original and all of which together shall constitute one and the same Agreement. Facsimile signatures shall be considered as valid and binding as original signatures.

IN WITNESS WHEREOF, the Parties hereto have executed this Agreement on the date first written above.

/s/ Jef Lewis	2-23-2021
BrewBilt Manufacturing Inc.	Date
Jef Lewis, CEO

2-23-2021
Lost Sierra Group, LLC	Date
dba Ronin Fermentation Project
Lisa Jansen, Co-owner